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Via Edgar

August 4, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Dale Welcome
Claire Erlanger
Sarah Sidwell
Jennifer Angelini

Re:	Nubia Brand International Corp.
Preliminary Proxy Statement on Schedule 14A Filed July 10, 2023
File No. 001-41323

Dear Mr. Welcome:

On behalf of Nubia Brand International Corp. (the “Company”), we are hereby responding to the letter, dated July 24, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s preliminary proxy statement on Schedule 14A, filed on July 10, 2023 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Proxy Statement to address the comments, by providing an explanation if the Company has not so revised the Proxy Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement. The changes reflected in the Amended Proxy Statement include those made in response to the Staff’s comments as well as other updates.

Preliminary Proxy Statement on Schedule 14A, filed June 9, 2023

General

1.	We note your response to prior comment 3. Please further address the following;

●	Revised disclosure on page xii indicates 8,430,383 shares were redeemed, representing 73.31% of the outstanding public shares, previously disclosed to be 12,473,000 shares. Please confirm or revise the percentage of redeeming public shareholders.

●	Revise disclosure regarding the current number of outstanding public shares. In this regard, we note apparent inconsistencies both in the numbers disclosed (i.e., 4,043,117 and 3,919,617 public shares), and with respect to the foregoing numbers; please reconcile.

●	Identify the percentage of public shareholders required to approve the proposals on page ix, or clearly state if no approval of public shareholders is required.

●	Disclosure on page 9 indicates that G3’s ownership of 83.2% includes 20.2% related to the earnout, while the table on page 10 shows G3’s ownership of 78.9-82.6% with a footnote indicating earnout shares are not included. Disclosure regarding sponsor and public shareholder percentages on pages 9 and 10 also appears inconsistent. Please reconcile.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Proxy Statement in accordance with the Staff’s comment.

2.

We note revised disclosure that refers to an assumed maximum redemption of 12.35 million public shares, with payment of $127.2 million from the trust account (e.g., pages xii, 38, and 158).  Please further revise to reflect the current number of outstanding public shares and trust account balance.  Revise as appropriate your assessment of the combined company’s working capital and capital expenditure requirements in light of redemptions to date.  Clarify any assumptions regarding the $70 million in additional equity financing which the parties have agreed to use “commercially reasonable best efforts” to obtain within 30 days of closing.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures throughout the Amended Proxy Statement to reflect the current number of outstanding public shares and trust account balance and related disclosures.

3.

We note your response to prior comment 8.  However, the revisions on page B-6 still appear inconsistent with your disclosure on pages 59-60, which provides in relevant part that (i) your exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act and (ii) the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.  Please conform your certificate of incorporation for consistency.  We further note that the foregoing disclosure refers to your by-laws (in addition to the certification of incorporation), although the by-laws do not appear to contain any exclusive forum provisions; please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 59, 60 and B-6 of the Amended Proxy Statement in accordance with the Staff’s comment.

4.

We note a number of blanks and brackets throughout your registration statement.  Please revise to provide the incomplete information, with the exception of the shareholder meeting date and related dates, which may be identified in a post-effective amendment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Proxy Statement in accordance with the Staff’s comment.

Proposal No. 1--The Business Combination Proposal

Honeycomb’s Financial Projections, page 89

5.	We note that the investor presentation filed with your Form 8-K on July 14, 2023, indicates on page 32 that “By 2026, 80% of battery materials and components made by HBC will comply with the [Inflation Reduction Act].” Please revise your disclosure relating to the Inflation Reduction Act to more specifically describe the “Made in America” mandates, your assumptions with respect thereto, and the material obstacles to overcome.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 159 of the Amended Proxy Statement in accordance with the Staff’s comment.

Information about Honeycomb, page 144

6.

We note that your investor presentation includes detailed information that does not appear to be included in your proxy statement.  For example, and without limitation, we note (i) product specifications included on pages 15-16 and 19-20 of the investor presentation, (ii) information regarding to the start of production and phased production capacity, including expansion and capital expenditures plans, on pages 18-19 and 33-37, and (iii) references to a proprietary battery and related distribution agreement on page 18.  Please revise this section to include information consistent with that provided in your investor presentation

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 153, 155 and 157-161 of the Amended Proxy Statement in accordance with the Staff’s comment.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 3(F) , page 179

7.

We note from your response to our prior comment 9 that you considered the equity classification conditions in ASC 815-40-25 and concluded that all of them were met and therefore, the Earnout Share arrangement is appropriately classified in equity. However, in addition to the issuance of shares based on VWAP during certain time periods, we note that there is a change of control provision, and the VWAP is subject to “any adjustment pursuant to the Merger Agreement.”  In light of these additional provisions, please provide us more detail as to how you evaluated the guidance in ASC 815-40-15, and in particular how you evaluated the settlement provisions (step two of the indexation guidance) in ASC 815-40-15-7C.  As part of your response please tell us whether the change of control provision results in an input into a “fixed-for-fixed” valuation model.  Additionally, please explain to us why the adjustment to recognize the Earnout Shares would have no net impact on any pro forma financial statement line item as it would simultaneously increase and decrease additional paid-in capital. We would expect that the offsetting entry to the $139 million fair value would be reflected in the same manner as if you declared a pro rata dividend to your common shareholders.  Please advise or revise accordingly.

Response: The Company acknowledges the Staff’s comment and advises that the Company considered the change of control provision with regard to ASC 815-40-15-7C and concluded it is an input into a “fixed-for-fixed” valuation model based on the following analysis.

The Merger Agreement provides that the Company will issue to the Honeycomb shareholders aggregate consideration of 70,000,000 shares of the Combined Company’s common stock at the effective time of the Merger Agreement, plus up to an additional 22,500,000 shares of the Combined Company’s common stock (the “Earnout Shares”) upon the occurrence of the achievement of certain volume weighted average prices (“VWAP”) of its common stock. Further, upon a change of control of the Combined Company the Earnout Shares are due Honeycomb shareholders but subject to (and only to the extent that) the valuation of the Combined Company’s common stock implied by such change of control transaction meeting the VWAP.

In evaluating the change of control provision under step two, the Company determined that the change of control provision includes a stock price element and that the manner in which the change in control price is determined and VWAP are both reasonable means in which to measure the fair value of the Company’s stock as the change of control price is based on the implied value of the change of control transaction and as such the change of control provision is considered indexed to the Company’s own stock.

Further, the Company has revised the presentation of the earnout shares adjustment in the pro forma financial information.

Certain Relationships and Related Party Transactions, page 202

8.

We note your revised disclosure in response to prior comment 5.  Please further revise this section to update information as of the most recent practicable date.  Ensure consistency with disclosure elsewhere regarding the interests of the sponsor and its affiliates in the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 205 of the Amended Proxy Statement in accordance with the Staff’s comment

Please do not hesitate to contact Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Alex Weniger-Araujo
Alex Weniger-Araujo

cc:	Jaymes Winters
Nubia Brand International Acquisition Corp.

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